Exhibit 1.1

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER BY AND BETWEEN
AGE REVERSAL, INC.,
A MARYLAND CORPORATION AND
ENHANCE SKIN PRODUCTS INC.,
A NEVADA CORPORATION

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER is made and entered into as of August 31, 2012, by and between Age Reversal, Inc., a Maryland corporation (“ARI”), and Enhance Skin Products Inc., a Nevada corporation (“ESP”) (“Amendment”).  Those capitalized terms used in this Amendment which are not defined in this Amendment shall have the definitions and meanings specified by the provisions of the Merger Agreement (defined hereinafter).

RECITALS

A.
On June 19, 2012, ESP and ARI entered into a written Agreement and Plan of Merger, pursuant to which ARI and ESP agreed to enter into a business combination transaction by means of a merger, pursuant to which ARI will merge with and into ESP and ESP will be the surviving entity and the existence of ARI as a separate entity will cease (the “Merger Agreement”).

B.
The provisions of Subsection 1.5(a) of the Merger Agreement specify, in relevant part, that “At the Effective Time, each issued and outstanding share of ARI’s common stock, $.001 par value per share (the ‘ARI Common Stock’) shall, by virtue of the Merger, be converted automatically, into the right to receive 5.03 fully paid and non-assessable shares of common stock, par value $.001 per share of ESP (the ‘ESP Common Stock’), which shares of ESP Common Stock issuable pursuant to this subsection when combined with those 1,220,424 shares of ESP Common Stock issuable upon the exercise of those warrants specified in Section 1.5(b) shall in the aggregate equal approximately 80% of the fully diluted outstanding shares of ESP Common Stock immediately after the Closing.”

C.
The provisions of Subsection 1.5(b) of the Merger Agreement specify, in relevant part, “As result of the Merger, those warrant obligations shall be assumed by ESP and the total number of shares of ESP Common Stock issuable upon the exercise of such warrants shall be adjusted based on the conversion ratio of 5.03, which is applicable to all ARI shareholders as specified in Subsection 1.5(a) above, such that after the Merger, ESP shall be obligated to issue warrants to those consultants, advisors and directors exercisable for an aggregate of 1,220,424 shares of ESP Common Stock and the exercise price of those warrants shall be equal to the average trading price of ESP Common Stock for the ten (10) trading days immediately preceding the date of exercise of those warrants.”

D.
The provisions of Subsection 7.1(b) of the Merger Agreement specify, in relevant part, that the Merger Agreement may be terminated at any time prior to the Closing “by either ARI or ESP if the Merger shall not have been consummated by August 31, 2012 (the ‘Outside Closing Date’)…”

E.
The provisions of Section 8.13 of the Merger Agreement specify that the Merger Agreement may be amended by all of the parties thereto at any time by execution of an instrument in writing signed on behalf of each of those parties.

F.
ARI and ESP desire to amend the provisions of Subsection 1.5(a) of the Merger Agreement to specify that at the Effective Time, each issued and outstanding share of ARI’s common stock, $.001 par value per share shall, by virtue of the Merger, be converted automatically, into the right to receive 4.92 fully paid and non-assessable shares of common stock, par value $.001 per share of ESP, which shares of ESP Common Stock issuable pursuant to that subsection when combined with 1,193,124 shares of ESP Common Stock issuable upon the exercise of those warrants specified in Subsection 1.5(b) of the Merger Agreement shall in the aggregate equal approximately 80% of the fully diluted outstanding shares of ESP Common Stock immediately after the Closing.

G.
ARI and ESP desire to amend the provisions of Subsection 1.5(b) of the Merger Agreement to specify as result of the Merger, the warrant obligations to be assumed by ESP and the total number of shares of ESP Common Stock issuable upon the exercise of such warrants shall be adjusted based on the conversion ratio of 4.92 which is applicable to all ARI shareholders as specified in Subsection 1.5(a) of the Merger Agreement, such that after the Merger, ESP shall be obligated to issue warrants to certain consultants, advisors and directors exercisable for an aggregate of 1,193,124 shares of ESP Common Stock and the exercise of those warrants shall be equal to the average trading price of ESP Common Stock for the ten (10) trading days immediately preceding the date of exercise of those warrants.

H.
ARI and ESP desire to amend the provisions of that Subsection 7.1(b) to specify that the Merger Agreement may be terminated at any time prior to the Closing by either ARI or ESP if the Merger shall not have been consummated by October 31, 2012.

NOW, THEREFORE, in consideration of the covenants, promises and representations specified herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, with the intent to be obligated legally and equitably and amend the above-specified provisions of the Merger Agreement, the parties hereto agree as follows:

1.
Change of Conversion Ratio.  The provisions of Subsection 1.5(a) of the Merger Agreement shall be, and hereby are, amended in their entirety to specify:

“a.           Conversion of ARI Common Stock; Issuance of ESP Common Stock to ARI Shareholders. At the Effective Time, each issued and outstanding share of ARI’s common stock, $.001 par value per share (the ‘ARI Common Stock’) shall, by virtue of the Merger, be converted automatically, into the right to receive 4.92 fully paid and nonassessable shares of common stock, par value $.001 per share, of ESP (the ‘ESP Common Stock’), which shares of ESP Common Stock issuable pursuant to this subsection when combined with those 1,193,124 shares of ESP Common Stock issuable upon the exercise of those warrants specified in Subsection 1.5(b) of this Agreement shall in the aggregate equal approximately eighty percent (80%) of the fully diluted outstanding shares of ESP Common Stock immediately after the Closing.”

2.
Change of Number of Warrants Assumed by ESP.  The provisions of Subsection 1.5(b) of the Merger Agreement shall be, and hereby are, amended in their entirety to specify:

“b.           Assumption by ESP of ARI warrants.  As of the date of this Agreement, ARI is obligated to issue warrants to certain consultants, advisors, and directors for services performed, which warrants are exercisable into a total of 242, 583 shares of ARI Common Stock.  As result of the Merger, those warrant obligations shall be assumed by ESP, and the total number of shares of ESP Common Stock issuable upon the exercise of such warrants shall be adjusted based on the conversion ratio of 4.92, which is applicable to all ARI shareholders as specified in Subsection 1.5(a) above, such that after the Merger, ESP shall be obligated to issue warrants to those consultants, advisors, and directors exercisable for an aggregate of 1,193,124 shares of ESP Common Stock and the exercise price of those warrants shall be equal to the average trading price of ESP Common Stock for the ten (10) trading days immediately preceding the date of exercise of those warrants.  Those warrants shall expire on June 25, 2017.”

3.
Change of “Outside Closing Date”. The provisions of Subsection 7.1(b) of the Merger Agreement shall be, and hereby are, amended in their entirety to specify:

“b.           by either ARI or ESP if the Merger shall not have been consummated by October 31, 2012, (the ‘Outside Closing Date’); provided, however, that the right to terminate this Agreement under this Subsection 7.1(b) shall not be available to any party whose action or failure to act has been a proximate cause of or resulted in the failure of the Merger to occur on or before the Outside Closing Date and such action or failure to act constitutes a breach of this Agreement (a ‘Breach’); provided, further, however, that so long as ESP has not committed a Breach, then ARI shall promptly and in any event within five (5) Business Days pay ESP in cash an amount equal to all of ESP’s expenses, costs and other amounts, including, without limitation, attorneys’ and accountants’ fees and cost, which amount shall not exceed $40,000 (the ‘ESP Expense Reimbursement Obligation’).”

4.
Counterparts; Electronic Delivery.  This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  Delivery by facsimile or electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

5.
Entire Agreement.  This Amendment, the Merger Agreement and the schedules, including, but not limited to, the Disclosure Schedules, and exhibits to the Merger Agreement are the final written expression and the complete and exclusive statement of all the agreements, conditions, promises, representations, warranties and covenants by and between and among the parties to the Merger Agreement with respect to the subject matter of the Merger Agreement; and this Amendment, the Merger Agreement and the schedules and exhibits to the Merger Agreement supersede all prior or contemporaneous agreements, negotiations, representations, warranties, covenants, understandings and discussions by and between and among the parties to the Merger Agreement, their respective representatives, and any other Person, with respect to the subject matter specified in the Merger Agreement.  Each of the parties hereto represents, warrants and covenants that in executing this Amendment that such party has relied solely on the terms, conditions and provisions specified in this Amendment, the Merger Agreement and the schedules and exhibits to the Merger Agreement.  Each of the parties hereto additionally represents, warrants and covenants that in executing and delivering this Amendment such party has placed no reliance whatsoever on any statement, representation, warranty, covenant or promise of the other party, or any other Person, not specified expressly in this Amendment, the Merger Agreement and the schedules and exhibits to the Merger Agreement, or upon the failure of any party or any other person to make any statement, representation, warranty, covenant or disclosure of any nature whatsoever.  The parties hereto have included this section to preclude (i) any claim that any party was in any manner whatsoever induced fraudulently to enter into, execute and deliver this Amendment, and (ii) the introduction of parol evidence to vary, interpret, supersede, modify, amend, annul, supplement or contradict the terms, conditions and provisions of this Amendment, the Merger Agreement and the schedules and exhibits to the Merger Agreement.  No provision of any schedule or exhibit to the Merger Agreement shall supersede or annul the terms and provisions of this Amendment, unless the matter specified in any such schedule or exhibit shall explicitly so provide to the contrary.  In the event of ambiguity in meaning or understanding among the provisions of this Amendment and the Merger Agreement or any schedule or exhibit to the Merger Agreement, the provisions of this Amendment shall prevail and control in all instances.

6.
Affirmation of Merger Agreement.  Except as specified in this Amendment, the terms, conditions and provisions of the Merger Agreement shall be, and hereby are, ratified, affirmed and confirmed as the agreement of ESP and ARI regarding the matters specified by those terms, conditions and provisions.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above.

Enhance Skin Products Inc.	Age Reversal, Inc.

/s/ Samuel Asculai	/s/ David Kekich
Name: Samuel Asculai	Name: David Kekich
Title: Chief Executive Officer	Title: Chief Executive Officer